Exhibit 23.1


                         Consent of Independent Auditors


The Board of Directors
Travelzoo.com Corporation:

We consent to the use of our report dated August 6, 2000, except as to notes 9 and 10, which are as of January 22, 2001, on the combined balance sheets of Travelzoo.com Corporation and affiliate as of December 31, 1998 and 1999, and the related combined statements of operations, stockholders' equity and cash flows for the period from May 21, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 in the registration statement on Form S-4 of Travelzoo Inc. filed on or about February 2, 2001 and to the reference to our firm under the headings "Selected Combined Historical and Pro Forma Financial Data" and "Experts" in the prospectus.


                                  /s/ KPMG LLP


Mountain View, California
February 2, 2001